

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

<u>Via E-mail</u>
Mr. Curtis E. Espeland
Senior Vice President and Chief Financial Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, TN 37662

      Re: Eastman Chemical Company
               Form 10-K
               Filed February 22, 2012
               File No. 1-12626

Dear Mr. Espeland:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Era Anagnosti, for

               Pamela Long
               Assistant Director

cc: Mark Hanson, Esq. (*via E-mail*)
       Jones Day